UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________________ to ___________________________
Commission File Number: 1-35305
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Holdings, Inc. Savings Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, MO 63144
(314) 644-7600

Post Holdings, Inc.
Savings Investment Plan

i

Report of Independent Registered Public Accounting Firm

To the Employee Benefit Trustees Committee of
Post Holdings, Inc. and Administrator of the
Post Holdings, Inc. Savings Investment Plan
St. Louis, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Post Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Post Holdings, Inc. Savings Investment Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP
We have served as the Plan’s auditor since 2012.
St. Louis, Missouri
June 19, 2020

Post Holdings, Inc.
Savings Investment Plan
Statements of Net Assets Available for Benefits
(in millions)

	December 31,
	2019	2018
Investments, at fair value	$790.3	$637.1
Notes receivable from participants	19.8	20.1
Net assets available for benefits	$810.1	$657.2

See accompanying Notes to Financial Statements.

Post Holdings, Inc.
Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits
(in millions)

Year Ended December 31, 2019
Additions
Investment income:
Interest and dividend income, investments	$7.5
Net appreciation in fair value of investments	129.1
Net investment income	136.6

Contributions:
Employer	17.7
Participant	33.2
Rollovers	5.3
Total contributions	56.2

Interest income from notes receivable from participants	1.1

Total additions	193.9

Deductions
Payment of benefits	60.4
Administrative fees	0.6
Total deductions	61.0

Net increase, before transfers, in net assets available for benefits	132.9

Transfers
Asset transfers, net	20.0

Net increase in assets available for benefits	152.9

Net assets available for benefits:
Beginning of period	657.2
End of period	$810.1

See accompanying Notes to Financial Statements.

Post Holdings, Inc. Savings Investment Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Post Holdings, Inc. Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, the purpose of which is to permit deferrals of compensation by eligible employees of Post Holdings, Inc. (“Post” or the “Company”) and of participating subsidiaries and affiliates and to provide these employees with the opportunity to invest in funds for the purpose of saving for retirement.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary requirements, as well as to meet the minimum standards for participation and vesting. The Plan is also intended to qualify as a cash or deferred profit sharing plan under section 401(k) of the Code.
Plan Participation
All regular sales, administrative and clerical employees, and certain production employees, subject to the terms within the applicable collective bargaining agreements, may be eligible to participate in the Plan subject to the Plan’s eligibility rules. Eligible employees generally may begin making employee deferrals on their date of hire. Eligibility for Company matching contributions generally begins on the first day of the calendar month following 12 months of service.
Plan Administration
The Plan is administered by the Company. Except for matters required by the terms of the Plan to be decided by the trustee, matters delegated to the Benefit Administration Committee (the “BAC”) or matters delegated to the Company’s Employee Benefit Trustees Committee (the “EBTC”), the Plan administrator has the exclusive right to interpret the Plan and to decide any and all matters arising under the Plan or in connection with its administration. The Plan designates the EBTC as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets. The Plan designates the BAC as the claims fiduciary for the Plan. Certain Plan expenses are paid by the Company.
Contributions
In 2019, the pre-tax contribution amount, Roth contribution (after-tax) amount or combination of pre-tax and Roth contributions was limited to $19,000 per calendar year for each participant, and a catch-up contribution for individuals ages 50 or over was limited to $6,000 per calendar year for each participant. Subject to such limitations, participants may generally make basic Roth or pre-tax contributions of 1% to 50% of their compensation, subject to the terms within the applicable collective bargaining agreements, in 1% increments.
Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.
The Company generally matches a percentage of compensation that a participant contributes to the Plan in amounts defined by the terms of the Plan. Effective January 1, 2018, eligibility for Company matching contributions for eligible employees hired on or after January 1, 2018, generally begins on the first month following one year of service. Company contributions made on or after January 1, 2018 and earnings thereon generally vest 100% upon eligibility, except for individuals subject to certain collective bargaining agreements. For contributions made prior to January 1, 2018, Company contributions and earnings thereon vest at a rate of 25% for each year of credited service for most participants, but the vesting schedule differs for certain participant groups. Employees of certain Company production facilities, who participate in a collective bargaining agreement, are subject to different pre-tax limits and matching contribution levels. In addition, certain production employees receive non-matching Company contributions.
Investment Options
All contributions are deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (“Vanguard”) or any successor trustee as may be selected by the EBTC. The values of the trust funds change according to increases or decreases in the values of the assets, gains or losses on sales of assets held therein and income from dividends and interest. In addition, Vanguard performs all record-keeping functions for the Plan. The trustee maintains as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the Plan year ended December 31, 2019, participants were able to allocate their contributions among the available investment options, including mutual funds, collective trust funds and a Company stock fund.

Withdrawals, Loans and Forfeitures
Upon participant termination, retirement, disability or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several alternatives regarding the timing of distributions. Plan withdrawals from certain contribution accounts may be made prior to termination or retirement if a participant is at least age 59 1/2 or for cases of hardship. Hardship withdrawals are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company, as defined within the Plan document.
The Plan, subject to certain rules and regulations, permits participants to borrow from their vested account balances. Such loans will be permitted for any purpose, provided certain Plan conditions and certain other conditions as prescribed by federal law are met. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis, and as reported in The Wall Street Journal, plus one percentage point. Principal and interest are generally paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company.
Upon termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, were immaterial during the years ended December 31, 2019 and 2018, respectively.
Amendments and Termination
The Board of Directors of the Company delegated authority to amend the Plan to the Company's President and Chief Executive Officer, General Counsel and the Senior Vice President of Human Resources, provided that any such amendment is not reasonably expected to increase the Company’s liability with respect to the Plan by more than $20.0 million, determined on a present value basis. The Company may terminate the Plan or amend the Plan so that Company matching contributions cease. In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Investment Valuation
The Plan’s investments are stated at fair value or net asset value (“NAV”) for collective trust funds. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The EBTC determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisors and custodian. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) for the current period is the difference between the market value of an investment at the end of the Plan year and the market value of the same investment at the beginning of the Plan year or at its acquisition date if acquired during the Plan year. Capital gain distributions are included in dividend income. Investment securities are exposed to various risks, such as interest rate, market and credit.

NOTE 3 – FAIR VALUE MEASUREMENTS
The following table presents the Plan’s assets measured at fair value on a recurring basis as of December 31, 2019 and 2018, as well as the corresponding levels in the fair value hierarchy.

	December 31, 2019		December 31, 2018
dollars in millions	Total	Level 1	Total	Level 1
Mutual funds	$199.0	$199.0	$153.3	$153.3
Common stock	23.2	23.2	21.3	21.3
	222.2	222.2	174.6	174.6
Collective trusts (a)	568.1	—	462.5	—
	$790.3	$222.2	$637.1	$174.6
(a)In accordance with Accounting Standards Codification 820-10, certain investments that were measured at NAV (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:
Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data. The Plan had no level 2 inputs.
Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. The Plan had no level 3 inputs.
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual Funds — Shares of mutual funds are valued at quoted market prices on the last business day of the Plan year, which represent the fair market value of shares held by the Plan.
Common Stock — The Company Stock Fund is valued at quoted market prices of shares held by the Plan on the last business day of the Plan year plus any uninvested cash holdings.
Collective Trusts — The collective trusts are valued at the NAV of the units held by the Plan. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investment securities could result in a different fair value measurement at the reporting date and it is therefore, at least reasonably possible, that these differences could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
The following table summarizes investments for which the fair value is measured using the NAV per share practical expedient as of December 31, 2019 and 2018. There are no participant redemption restrictions for these investments and the notice period is applicable only to the Plan.

	Fair Value		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
dollars in millions	December 31, 2019	December 31, 2018
Vanguard Target Retirement 2015 Trust II	$13.5	$12.3	—	Daily	None
Vanguard Target Retirement 2020 Trust II	61.2	55.9	—	Daily	None
Vanguard Target Retirement 2025 Trust II	110.7	95.7	—	Daily	None
Vanguard Target Retirement 2030 Trust II	144.3	113.8	—	Daily	None
Vanguard Target Retirement 2035 Trust II	81.3	64.8	—	Daily	None
Vanguard Target Retirement 2040 Trust II	50.5	36.6	—	Daily	None
Vanguard Target Retirement 2045 Trust II	32.6	23.4	—	Daily	None
Vanguard Target Retirement 2050 Trust II	23.2	17.2	—	Daily	None
Vanguard Target Retirement 2055 Trust II	10.5	7.0	—	Daily	None
Vanguard Target Retirement 2060 Trust II	3.0	1.9	—	Daily	None
Vanguard Target Retirement 2065 Trust II	0.4	0.2	—	Daily	None
Vanguard Target Retirement Income Trust II	12.7	12.5	—	Daily	None
Vanguard Retirement Savings Trust III	24.2	21.2	—	Daily	None
	$568.1	$462.5	$—

NOTE 4 – RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Post common stock. Post is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2019, these shares had a total cost of $14.6 million and a market value of $23.2 million. During 2019, the Plan purchased $5.7 million and sold $8.0 million of such assets. At December 31, 2018, these shares had a total cost of $14.8 million and a market value of $21.3 million. During 2018, the Plan purchased $6.5 million and sold $9.5 million of such assets.
The Plan invests in shares of mutual funds and units of collective trusts managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions under the provisions of ERISA which are exempt from the prohibited transaction rules.
Fees paid by the Plan for administrative services were $0.6 million for the year ended December 31, 2019.
NOTE 5 – INCOME TAX STATUS
The Plan obtained its latest determination letter on February 9, 2018, in which the Internal Revenue Service (“IRS”) stated that the Plan, as designed as of December 15, 2016, was in compliance with the applicable requirements of the Code as a qualified plan exempt from income tax. The Plan’s administrator and legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6 – ASSET TRANSFERS
Asset Transfers In
During the year ended December 31, 2019, assets totaling $52.4 million were merged into the Plan from the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the “BEF Plan”) and the Pineland Farms Potato Company 401(k) Plan (the “Pineland Plan”). Of the total transfers in, $49.5 million and $2.9 million related to participant balances of the BEF Plan and the Pineland Plan, respectively.
Asset Transfers Out
During the year ended December 31, 2019, assets totaling $32.4 million were transferred out of the Plan and into the 8th Avenue Food & Provisions, Inc. 401(k) Plan. Of the total transfers out, $30.9 million and $1.5 million related to participant balances and participant loan balances, respectively.

NOTE 7 – SUBSEQUENT EVENT
In January 2020, assets totaling $14.3 million were transferred out of the Plan and into the BellRing Brands, Inc. 401(k) Plan. Of the total transfers out, $14.1 million and $0.2 million related to participant balances and participant loan balances, respectively.

Post Holdings, Inc.
Savings Investment Plan
EIN 45-3355106 Plan 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

*	The Vanguard Group	Vanguard Explorer Fund Admiral Shares	**	$7,930,445
*	The Vanguard Group	Vanguard Extended Market Index Fund Institutional Shares	**	13,001,303
*	The Vanguard Group	Vanguard Federal Money Market Fund	**	11,052,665
*	The Vanguard Group	Vanguard Institutional Index Fund	**	41,468,987
*	The Vanguard Group	Vanguard International Growth Fund Admiral Shares	**	10,096,124
*	The Vanguard Group	Vanguard PRIMECAP Fund Admiral Shares	**	21,860,157
*	The Vanguard Group	Vanguard REIT Index Fund Institutional Shares	**	7,263,507
*	The Vanguard Group	Vanguard Small-Cap Index Fund Institutional Shares	**	10,441,772
*	The Vanguard Group	Vanguard Strategic Small-Cap Equity Fund	**	4,342,570
*	The Vanguard Group	Vanguard Total Bond Market Index Fund Institutional Shares	**	18,868,005
*	The Vanguard Group	Vanguard Total International Bond Index Fund Admiral Shares	**	3,536,092
*	The Vanguard Group	Vanguard Total International Stock Index Fund Institutional Shares	**	16,429,570
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	**	24,972,841
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	**	7,723,534
		Total Investment in Shares in Registered Investment Companies		198,987,572
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2015 Trust II	**	13,490,848
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2020 Trust II	**	61,156,291
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2025 Trust II	**	110,733,176
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2030 Trust II	**	144,284,053
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2035 Trust II	**	81,294,681
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2040 Trust II	**	50,526,691
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2045 Trust II	**	32,567,608
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2050 Trust II	**	23,177,948
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2055 Trust II	**	10,536,788
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2060 Trust II	**	2,962,852
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2065 Trust II	**	412,346
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement Income Trust II	**	12,745,984
*	The Vanguard Group	Collective Trust - Vanguard Retirement Savings Trust III	**	24,168,384
		Total Investment in Shares in Collective Trusts		568,057,650
*	Post Holdings, Inc.	Common Stock - Post Common Stock Fund	**	23,248,589
*	Loans to Participants	Loans to Participants (various maturity dates, 4.25% - 10.5% interest)		19,783,120
				$810,076,931
* Party-in-Interest
** Participant-directed investment

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Post Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 19, 2020	Post Holdings, Inc.
Savings Investment Plan

	By:	/s/ Jeff A. Zadoks
Name: Jeff A. Zadoks
Title: Chairman
Post Holdings, Inc.
Employee Benefit Trustees Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm